Euro Solar Parks
81 Elmwood Avenue
Ho-Ho-Kus, N.J. 07423
917-868-6825

March 20, 2010

United States
Security & Exchange Commission
Division of Corporate Finance
Attn: Ms Miller
100 F Street, N.E.
Washington, DC 20549

Re: Euro Solar Parks, Inc.
Registration statement on Form S-1A
File No: 333-163600

Enclosed is our response to your comments of February, 2010.  As per your request we are enclosing marked copies of the amendments to expedite your review.  Attached you will also find a copy of the “redlined” amendment for comparison purposes.

We look forward to hearing back from you and we hope we responded appropriately to all your comments. Please feel free to contact me directly at 917-868-6825 or fax any response to 775-201-8331.

Sincerely;

/s/_Dimitrios Argyros
Dimitrios Argyros
President

Prospectus Cover Page

1. Please eliminate any redundant information on the cover page. For example, in the first paragraph we note in the first sentence that no public market currently exists for the securities being offered and similar disclosure is made in the fourth sentence. Also, we note in the second sentence that the company will not receive any financial benefit from the sale of these shares and similar disclosure is made in the sixth sentence. Please revise your disclosure.

Answer: revised

2. Please include a cross-reference to the risk factors section, including the page number where the section begins in the prospectus. Highlight this cross-reference by boldface or some other prominent type as required by Item 501(b)(5) of Regulation S-K.

Answer: revised

3. As previously requested, the prospectus "Subject to Completion" legend which is currently in the fourth paragraph on the cover page should be set forth in boldface or some other prominent type. Please see Item 501(b)(l0)(iv) of Regulation S-K.

Answer:  revised

Summary of Prospectus
General Information About Our Company, page 5

4. In your initial reference to "PV systems" in the penultimate paragraph, please clarify that you are referring to photovoltaic systems. We note this disclosure and your description of these systems under "Government and Industry Regulation" on page 22.

Answer:  revised

5. The last sentence in this discussion, which states that the company plans to "start with operational work at the beginning of 2010," should be updated or revised to provide a more specific time frame for starting operational work. In addition, please disclose when you anticipate generating revenues from your operations.

Answer: revised and updated

Risk Factors, page 8

6. Some of your risk factors subheadings currently either state a fact about your business, such as "Going Concern", "We do not have any signed agreements or contracts at this time", and "Assets and Operations Outside the United States". Some of your risk factors subheadings currently describe an event that may occur in the future, such as "We may not be able to raise additional capital on acceptable terms" and "We may have significant delays". Please revise each subheading to ensure that it reflects and accurately summarizes the risk that you discuss in the accompanying text. Briefly state in your subheadings the risks that result from the facts or uncertainties stated. Please refer to Item 503(c) of Regulation S-K.

Answer:  revised

We do not have any signed Agreements or Contracts at this time, page 9

7. Update the disclosure from the September 30, 2009 date to the most practicable current date.

Answer:  revised to March 20, 2010

Description of Our Business, page 18

8. We note your response to comment 16 in our letter dated January 4, 2010. Please clarify for us whether, as your response and disclosure seem to suggest, you expect to be able to construct and complete an operational power plant in "9 to 12 months" at a cost of "$100,000 to $150,000." If this is not the case, please revise your disclosure to differentiate between the start-up costs you expect to incur in order to put you in a position to begin to construct your first power plant and the costs of actually building that power plant. Please include your projected timetables for each of these stages.

Answer:  revised as below

Based on our research on several comparable projects, we expect a time frame of 9 to 12 months to construct and complete our first operational power plant. This time frame will include the planning and construction of the power plant and its connection to the power grid. The total time of development can vary depending on the size and location of our first solar power plant and the availability of sub-contractors and building materials.

For 2010 we estimate start-up costs of $100,000 to $150,000 to finance the start of our early operational work. This will include the set-up of our first local office infrastructure, the engagement of operational staff and the start of some pre-planning and development work for the first solar power plant project. These start-up costs do not include any costs for the acquisition of land resources or the start of any construction and building work for the first solar power plant.

The acquisition of land resources and the construction of our first solar power plant will require additional investment capital either in form of equity capital, mezzanine financing or any type of senior loans. Once the first local infrastructure has been set up, we will prepare a project-specific feasibility study; develop an appropriate financing concept and start negotiations with potential investors, such as banks, private investment funds and government agencies.

As of today, we are not able, yet, to determine in detail the amount of cash and capital requirements to finance the acquisition of land resources and the construction of our first solar power plant, since acquisition and construction cost mainly depend on the current demand and supply situation in a specific target market.

The preparation of detailed feasibility studies and appropriate financing concepts will be part of our operational work. We project the following operational timetables for the next 24 months:

#	Events / Milestones	Actions	Time
(1)	Selection of the first market to start	Assessment of the targeted geographical markets. Selection and determination of the first target market, where the company will start developing the first solar power plant.	This procedure has already started.
(2)	Determination of production volume for the defined target market	Definition of the amount and size of solar power plants to be projected in the starting target market.	This procedure has already started and is a constantly on-going process for several target markets.
(3)	Set-up of the local operations	Incorporation of the local country corporation, set-up of the office infrastructure and employment of the local staff	1 to 3 months; depending on the local circumstances
(4)	Purchase and licensing of the necessary building land resources	Research, assessment and purchase of the necessary building land resources; licensing of the building land resources for commercial / electricity production purpose.	1 to 3 months
(5)	Development and planning of the first solar power plant	General planning of the first solar power plant, including research, assessment and selection of the appropriate PV systems.	Up to 3 months – depending on the quality of engaged sub-contractors
(6)	Construction of the first solar power plant	Construction and completion of the power plant up to connection to the power grid.	Up to 9 months – depending on size and location of the power plant and the availability of sub-contractors and building materials
(7)	Assessment and start of further projects	Assessment, determination and development of further projects in the same or in different geographic target markets.	Up to 12 months in total

Government and Industry Regulation

Dependence on government subsidies and economic incentives, page 29

9. We note your response to comment 25 in our letter dated January 4, 2010. As previously requested, please revise your disclosure to address the subsidies and incentives in the countries where you plan to do business.

Answer: revised as follows

Within the company’s major target markets Rumania, Ukraine, Bulgaria, Turkey and Greece, the production, distribution and sale of renewable energy is actively supported through various government subsidies and economic incentives such as state guaranteed investment programs, tax incentives and guaranteed feed-in tariffs (aka input charges).

Guaranteed feed-in tariffs are based on the obligation of the European Union member countries to purchase renewable energy at a price level that allows competing against traditional electricity suppliers. Within the company’s European target markets feed-in tariffs range from about EUR 0.20 to EUR 0.55 per kWh.

Most of the company’s target markets offer tax incentive programs, providing flat rate taxes of 10% on the annual net income or even exemptions of 0% for regions with high unemployment.

The reduction, elimination or expiration of such government subsidies and economic incentives for on-grid solar electricity could result in the diminished competitiveness of solar energy relative to conventional and non-solar renewable sources of energy, which would negatively affect the growth of the solar energy industry overall and the company’s net sales specifically.

Euro Solar Parks believes that the near-term growth of the market for on-grid applications, where solar energy is used to supplement the electricity a consumer purchases from the utility network, depends significantly on the availability and size of government and economic incentives. Currently the cost of solar electricity substantially exceeds the retail price of electricity in every significant market in the world. As a result, federal, state and local governmental bodies in many countries have provided subsidies in the form of tariffs, rebates, tax write-offs and other incentives to end-users, distributors, systems integrators and manufacturers of solar power plant systems and PV products.

Political changes in the company’s geographical target markets could result in significant reductions or the elimination of incentives. Many of these government incentives could expire, phase-out over time, exhaust the allocated funding or require renewal by the applicable authority. A reduction, elimination or expiration of government subsidies and economic incentives for solar electricity could result in the diminished competitiveness of solar energy, which would in turn hurt the company’s sales and financial condition.

Selling Shareholders, page 24

10. We note your response to comment 28 in our letter dated January 4, 2010. For each of the selling security holders that is not a natural person, please revise your disclosure to add a footnote that identifies by name the natural persons who exercise voting or investment control or both with respect to the shares held by that selling security holder, Please refer to Question 140.02 of the Division's Compliance & Disclosure Interpretations for Regulation S-K, which can be found on our website. In addition, as previously requested, please disclose how the selling security holders acquired the securities they may offer and sell pursuant to the registration statement.

Answer:  revised as follows

The Company sold through a Regulation D Rule 506 offering a total of 4,145,800 shares of common stock to 44 investors, at a @ weighted average price of USD 0.025.  The common shares being offered for resale by the selling security holders consist of the 441,800 shares of our common stock held by 43 shareholders. Such shareholders include the holders of the 4,145,800 shares sold in our private offering pursuant to Rule 506 Regulation D promulgated under section 4(2) of the Securities Act in reliance upon the exemption provided under section 4(2) of the Securities Act.

3)    Natural persons who exercise voting or investment control or both for the selling shareholders

Financial Statements, page 30

11. Please amend your Form S-1 to include the report of the independent registered public accounting firm and the audited financial statements as of and for the fiscal year ended December 31, 2008, in additional to your interim financial statements for the nine-months ended September 30, 2009. Refer to Item 11(e) of Form S-1 for guidance. Please also refer to the guidance in Article 8-08 of Regulation s-x for guidance on the age of audited financial statements included in a registration statement.

Answer: this Amendment now includes audited financial statements for December 31, 2008 as well as audited statements for December 31, 2009

Item 15. Recent Sales of Unregistered Securities, page 54

12. Please state briefly the facts relied upon to make the Regulation D, Rule 506 exemption from registration under the Act available as required by Item 701 (d) of Regulation S-K.

Answer:  please see below

The Company sold through a Regulation D Rule 506 offering a total of 4,145,800 shares of common stock to 44 investors, at a @ weighted average price of USD 0.025.

These securities were issued pursuant to the exemption provided under Section 4(2) of the Securities Act. These shares of our common stock qualified for exemption since the issuance shares by us did not involve a public offering. The offering was not a “public offering” as defined in Section 4(2) due to the insubstantial number of persons involved in the deal, size of the offering, manner of the offering and number of shares offered. We did not undertake an offering in which we sold a high number of shares to a high number of investors. In addition, the shareholders had the necessary investment intent as required by Section 4(2) and agreed to and received share certificates bearing a legend stating that such shares are restricted pursuant to Rule 144 of the Securities Act. This restriction ensures that these shares would not be immediately redistributed into the market and therefore not be part of a “public offering.” Based on an analysis of the above factors, we have met the requirements to qualify for exemption under Section 4(2) of the Securities Act   for this transaction.

Item 17. Undertakings, page 63

13, As we have previously requested, since your prospectus covers a secondary offering, the undertaking required by Item 512(a)(6) of Regulation S-K is inapplicable to this offering and should be deleted. Accordingly, please delete undertaking (6) on page 56 in your next amended registration statement.

Answer:  deleted

Exhibit 5.1

14. We note that counsel's opinion refers to 671,800 shares. Please have counsel revise its opinion to refer to the correct number of shares being registered. The revised opinion should be signed and dated by counsel and filed with your next amendment.

Answer:  revised